UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16  UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number: 001-32677

ADVANTAGE ENERGY INCOME FUND
(Translation of registrant’s name into English)

700, 400 – 3rd Avenue SW Calgary, Alberta, Canada T2P 4H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes __     No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXHIBIT          TITLE

99.1	Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 –Continuous Disclosure Obligations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTAGE ENERGY INCOME FUND (Registrant)
	By:	/s/ Craig Blackwood
Date: July 10, 2009		Name: Craig Blackwood Title: Vice President Finance

EXHIBIT 99.1

ADVANTAGE ENERGY INCOME FUND

Report in Respect of Voting Results Pursuant to Section 11.3 of National
Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of holders of trust units of Advantage Energy Income Fund (the "Trust" or "Advantage") held July 9, 2009 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

			Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against

1.	A special resolution, the full text of which is set forth in Appendix "C" to the information circular and proxy statement of Advantage dated June 5, 2009 (the "Information Circular"), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular.	Passed	91.64%	8.36%
2.	Ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new restricted share performance incentive plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix "H" to the Information Circular.	Passed	73.98%	26.02%
3.	Ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new shareholder rights plan, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix "I" to the Information Circular.	Passed	91.21%	8.79%
4.	Ordinary resolution appointing Computershare Trust Company of Canada as trustee of the Trust to hold office until the next annual meeting of unitholders.	Passed	N/A	N/A
5.	Ordinary resolution to fix the number of directors of Advantage Oil & Gas Ltd. ("AOG") at nine (9).	Passed	94.24%	5.76%
6.

Ordinary resolution approving the election of nine (9) nominees to serve as directors of AOG for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

		Passed	N/A	N/A
7.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Trust and to authorize the directors of AOG to fix their remuneration as such.	Passed	N/A	N/A

Dated at Calgary, Alberta this 9th day of July, 2009.